FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2004

GOLD RESERVE INC.

Commission file number   001-31819

Address of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
or Form 40-F.              Form 20-F   X                       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.  Yes                              No    X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




GOLD RESERVE INC.

March 31, 2004
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including managements discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe,""anticipate," ""expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

Brisas Project

Our primary mining asset, the Brisas project, is a gold/copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Over $70 million has been expended on the Brisas project since its acquisition in 1992. During 2004, the Company expects to expend approximately $7 million to complete the bankable feasibility study.

The preliminary feasibility study was originally completed in 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants and updated in early 2000. The results of the preliminary feasibility study indicated a large-scale open pit mining operation with a plant to process an estimated 50,000 tonnes per day, yielding an estimated average annual production of 362,000 ounces of gold and 46 million pounds of copper, over a mine life of at least 14 years. The Brisas project will utilize economies of scale production methods with expected higher production rates resulting in lower unit costs. Pre-feasibility estimates of capital requirements for initial construction of the mill and on-site copper production were approximately $353 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements were estimated at $59 million.

The preliminary feasibility study evaluated two processing flowsheets including conventional milling with a gyratory crusher and grinding with SAG and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. The second alternative contemplated the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. The CESL process eliminates significant transportation costs for the copper/gold concentrates to an out-of-country smelter, possibly resulting in improved project economics.

Using reserve estimates completed in 2000 and the assumptions included in the preliminary feasibility study, cash operating costs (based on Gold Institute guidelines) were estimated at $153 per ounce of gold (using $0.90 per pound copper and CESL on-site copper processing) and total after-tax costs were estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Likewise, with traditional smelting of concentrate and using the 2000 reserve estimates, the assumptions included in the preliminary feasibility study and current expected long term smelting and refining charges, cash operating costs (based on Gold Institute guidelines) were estimated at $189 per ounce of gold (using $0.90 per pound copper) and total after-tax costs were estimated at $275 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Preliminary feasibility estimates of capital requirements for construction of the mill with traditional smelter copper production was approximately $304 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements were estimated at $37 million for the conventional smelting scenario.

Estimated cost per ounce of gold is determined net of copper revenues. The economics of the Brisas project are sensitive to the price of copper and as a result, a $0.10 increase or decrease in copper price results in an estimated $12 corresponding change to the cash operating cost per gold ounce for both CESL and smelter cases.

Construction of a mining facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. The ultimate design and future cost of construction of a plant is subject to the results of a bankable feasibility study which will be required to be completed before a production decision can be made in the future. Actual production rates and cost of production may vary from the preliminary feasibility study estimates based on the results of the bankable feasibility study, as well as factors encountered if and when production commences.

Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear concluded that the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable. The Behre Dolbear audits also concluded that the mineral reserve risk for the project is low and there is upside potential for additional mineral reserves at the Brisas project because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

Behre Dolbear calculated the mineral resource and reserve estimates contained herein, most recently in August 2003. The qualified person involved in the property evaluation and the resource and reserve estimates is Dr. Qingping Deng, C.P.Geol. AIPG of Behre Dolbear. In addition, Brad Yonaka, Exploration Manager for Gold Reserve was involved in the geologic analysis. Behre Dolbear has advised Gold Reserve that it believes that it has an adequate basis for supporting the estimated mineral reserves at the Brisas project in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects as well as the standards contained in the U.S. Securities and Exchange Commission Industry Guide 7.

Mineral Resource Estimates

CESL Process. The Brisas project, using the CESL process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.9 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003, measured and indicated mineral resource utilizing the CESL process, which includes the mineral reserve, is summarized in the following table:



(kt= 1,000 tonnes)  Measured (proven)	  Indicated (probable)	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (gpt)  (%)	  kt       (gpt)	 (%)       kt       (gpt)   (%)
----------------------------------------------------------------------------------------------
0.40	         273,013   0.730   0.119     194,573   0.557   0.160     467,586   0.658   0.136
==============================================================================================


(In Millions)       Measured (proven)       Indicated (probable)	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                -     6.405   717            -   3.484   687            -   9.889    1,404
==============================================================================================


The estimated inferred mineral resource, based on the CESL process (0.4 gram per tonne cutoff), is estimated at 93.1 million tonnes containing 0.56 grams gold per tonne and 0.14 percent copper, or 1.67 million ounces of gold and 282 million pounds of copper.

Smelter Process. The Brisas project, using an off-site smelter process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.5 million ounces of gold and approximately
1.2 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003, estimated measured and indicated mineral resource utilizing an off-site smelter process, which includes the mineral reserve, is summarized in the following table:



(kt= 1,000 tonnes)  Measured (proven)	 Indicated (probable)     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (gpt)  (%)	  kt       (gpt)	 (%)       kt       (gpt)   (%)
----------------------------------------------------------------------------------------------
0.40           252,227   0.769  0.117     162,264   0.625   0.155    414,491   0.712   0.132
==============================================================================================


(In Millions)       Measured (proven)	 Indicated (probable)	  Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40               -     6.233   649           -     3.258   554          -     9.491    1,203
==============================================================================================


The estimated inferred mineral resource, based on an off-site smelter process (0.4 gram per tone cutoff), is estimated at 77.2 million tonnes containing 0.64 grams gold per tonne and 0.12 percent copper, or 1.58 million ounces of gold and 205 million pounds of copper.

Mineral Reserve Estimate

CESL Process. The Brisas project in-pit mineral reserve estimate utilizing the CESL process for treating copper concentrate is estimated to contain approximately 328.5 million tonnes of ore with an average grade of 0.71 grams per tonne gold, 0.15 percent copper and a waste to ore ratio of 1.80:1. The August 2003 mineral reserve estimate presented below was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively and the Company believes it has been prepared in accordance with reporting requirements of applicable Canadian and U.S. securities commissions:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (gpt)      (%)       (thousands) (millions) (thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     224,174     0.770	    0.132     5,547         650
Probable   104,288     0.575	    0.188     1,928	    433
-----------------------------------------------------------------------------------------------
Total	     328,462     0.708	    0.150     7,475       1,083      591,722     920,184    1.80
===============================================================================================

Smelter Process. The Brisas project in-pit mineral reserve estimate utilizing a smelter process for treating copper concentrate is estimated to contain approximately 256.6 million tonnes of ore with an average grade of
0.81 grams per tonne gold, 0.135 percent copper and a waste to ore ratio of 2.19:1. The August 2003 mineral reserve estimate presented below was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively and the Company believes it has been prepared in accordance with reporting requirements of applicable Canadian and U.S. securities commissions:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (gpt)      (%)       (thousands) (thousands)(thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     193,685     0.841      0.124     5,237       528,000
Probable    62,930     0.694      0.170     1,404       236,000
-----------------------------------------------------------------------------------------------
Total      256,615     0.805      0.135     6,641       764,000    562,579     819,194    2.19
===============================================================================================


Brisas Project Work To Date.

Over $70 million has been expended on the Brisas project since inception. These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Considerable work has taken place to establish the mineral resource, proven and probable reserves.

Previous activities on the property include: extensive geology, geophysics and geochemistry, 802 exploration drill holes totaling approximately 180,000 meters of drilling (including approximately 40 holes totaling 15,000 meters completed in the first quarter of 2003), audits by Behre Dolbear of exploration drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical testwork, tailings dam designs, milling process flow sheet designs, pre-feasibility study with JE MinCorp, supplement to the pre-feasibility study with JE MinCorp, and bench scale testing of CESL on-site copper process.

In late 2003, the Company selected Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner, to complete the bankable feasibility study for the construction and operation of the Brisas project. Vector Colorado LLC and Pincock, Allen & Holt were also selected to participate in the completion of the Brisas feasibility study.

During the first quarter of 2004, a bulk sample from the Brisas project was processed into a gold-copper concentrate at SGS Lakefield Research Limited in Canada, to be tested for the possible deployment of an on-site pressure oxidation and leaching process. The results of this test are expected to be incorporated as one alternative in the bankable feasibility study.

Drill core analysis and assays related to the drilling program that was commenced late 2003 is expected to be completed in late May 2004. The drilling program results have been delayed by various factors including weather, rig scheduling, assaying backlogs. The focus of the drilling was to test the down-dip extension and southern extension of the ore body, and the high-grade zone southeast of the existing pit design. The results of the drill program will be incorporated in the bankable feasibility study mineral reserve.

Most bench-scale metallurgical test work is nearing completion and is expected to be completed by the end of the second quarter of 2004. Additional work has also been initiated related to environmental analysis, permitting and environmental impact studies. Management has also initiated contact with a number of smelter companies regarding the possible future sale of copper concentrates and has engaged a consulting firm to advise the Company on negotiations related to future electrical power contacts.

2004 Brisas Work Plan.

During 2004 we will to continue the activities on the Brisas project that are required to complete a bankable feasibility study. The bankable feasibility study is to be used for securing finance, initiating procurement of long delivery items and commencing construction activities. The purpose of the study is to determine an optimum case for technical and economic viability of the project to a level of confidence required to make a decision to proceed with development.

The bankable feasibility study will consider a conventional milling facility with a range of possible plant throughput tonnages from 20,000 to 70,000 tonnes per day and the possible use of contract mining. Contract mining would significantly lower initial capital costs for the project, however operating costs would increase as a result.

The optimum processing plant will be determined from an evaluation of three alternatives. All of the flowsheets will commence with crushing, grinding and flotation of sulfide concentrate. One of the base flowsheets will assume direct shipment of the concentrate to an off-site smelter while the second flowsheet will assume processing the concentrate through a high temperature pressure oxidation (HTPOX) process to produce copper cathodes on-site. Similar to the HTPOX alternative, the third alternative flowsheet will assume processing the concentrate through the CESL process to produce copper cathodes on-site.

The Company anticipates results for HTPOX and CESL may be quite similar, however HTPOX is a commercially proven process. Likewise, and as a result of significantly lower long term concentrate treatment and refining charges, the bankable feasibility study may ultimately conclude that processing concentrates at an off-site smelter is the best economic alternative for the development of the Brisas project.

Management currently plans to complete the required feasibility study in late 2004 to make a production decision thereafter. The timing of these activities is subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Choco 5 Property

The Company is presently focused primarily on its Brisas project, which is the Company's primary mining asset. To a lesser extent, the Company is conducting exploration of its Choco 5 property. The Choco 5 property, a grass-roots gold exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs and expects during 2004, to expend up to $500,000 on further exploration. Exploration activities will include the following: environmental permitting, additional geologic, mapping and reconnaissance, comprehensive grid of soil geochemical sampling, exploration drilling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities.

Financial Overview

Overview. The following discussion of financial position as of March 31, 2004 and results of operations for the three months ended March 31, 2004 and 2003 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated May 14, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found in the Company's Annual Information Form filed with Canadian
Securities Regulators at www.sedar.com and its Form 20F filed at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cashflow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project to be similarly financed along with project debt financing.

Venezuela has experienced high levels of inflation during the last several years as well as ongoing political instability and civil unrest, including national work stoppages and a number of civil disturbances. In addition, Venezuela has experienced fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

In late 2003, the Company engaged a number of engineering and construction services consultants to complete the bankable feasibility study for the construction and operation of the Brisas project. Completion of the feasibility study will be the Company's primary focus in 2004. Management plans to complete the feasibility study in late 2004 in order to make a production decision thereafter.

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $2.1 million from December 31, 2003 to approximately $17.6 million as of March 31, 2004 (unaudited):

                                             March 31,        December 31,
                                               2004              2003
---------------------------------------------------------------------------
Cash and equivalents                       $  8,454,130       $ 11,331,503
Marketable securities - current               8,379,937          8,450,478
Marketable securities - non-current             815,887
---------------------------------------------------------------------------
                                           $ 17,649,954       $ 19,781,981
---------------------------------------------------------------------------

As of May 14, 2004, the Company had the following shares, equity units, warrants and share options issued:

---------------------------------------------------------------------------
Class A common                                                  27,816,258
Equity units*                                                    1,237,880
Warrants to purchase Class A common shares                       2,021,000
Options to purchase Class A common shares                        3,276,624
---------------------------------------------------------------------------

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

Results of Operations. The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three months ended March 31, 2004 amounted to $2,340,864 or $0.08 per share compared to consolidated net loss of $549,688 or $0.02 per share for the same period in 2003.

Other income for the three months ended March 31, 2004 amounted to $128,825, which is a decrease of approximately $64,000 from the comparable three-month period in 2003. Other income decreased primarily as a result of lower interest yields on invested cash. Operating expenses for the three months ended March 31, 2004 amounted to $2,469,689, which is an increase from the comparable three-month period in 2003 of approximately $1,727,000. The increase in operating expenses is due to an increase in expenditures related to the completion of bankable feasibility study as well as the impact of adopting the Canadian Institute of Chartered Accountants Standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is recorded as compensation expense. See footnote 3 to the consolidated financial statements.

Liquidity and Capital Resources. The Company had no significant investing activities during the three months ended March 31, 2004, other than the purchase and sale of marketable securities, which, on a net basis, totaled approximately $800,000 in purchases of marketable securities.
Planned corporate expenditures for 2004, including amounts to be expended for the completion of the bankable feasibility study on the Brisas property, exploration activities on the Choco 5 property and general corporate activities, are estimated at $10 million. Interest and investment income for 2004 is projected to be approximately $750,000.

Activities related to the completion of the Brisas project bankable feasibility study are expected to cost approximately $7 million. These activities will include further analysis of the applicability of producing copper cathode on-site, further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. The timing of these activities is subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

As of May 14, 2004, the Company held approximately $16 million in cash and investments. In the near-term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2004. The Brisas property mining facility, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million over an 18 to 24 month construction period. The ultimate design and cost of the plant and associated expenditures are subject to the results of a final feasibility study and would be expected to vary to some degree from original estimates.

Future production of gold and copper on the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

CONSOLIDATED BALANCE SHEETS
March 31, 2004 (unaudited) and December 31, 2003

                                                  March 31,      December 31,
U.S. Dollars                                        2004              2003
-----------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                        $  8,454,130    $ 11,331,503
Marketable securities                               8,379,937       8,450,478
Deposits, advances and other                          414,436         310,820
Accrued interest                                       56,914          68,651
-----------------------------------------------------------------------------
Total current assets                               17,305,417      20,161,452
-----------------------------------------------------------------------------
Property, plant and equipment, net                 46,160,182      46,126,317
Marketable securities                                 815,887
Other                                                 633,418         742,713
-----------------------------------------------------------------------------
Total assets                                     $ 64,914,904    $ 67,030,482
=============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses            $    626,600    $    765,860
-----------------------------------------------------------------------------
Total current liabilities                             626,600         765,860

Minority interest in consolidated subsidiaries      1,121,084       1,126,151
-----------------------------------------------------------------------------
Total liabilities                                   1,747,684       1,892,011
-----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity
 units, without par value                         113,038,104     112,971,425
Less common shares held by affiliates                (674,598)       (674,598)
Stock options                                         722,035
Accumulated deficit                               (49,813,969)    (47,054,004)
KSOP debt                                            (104,352)       (104,352)
-----------------------------------------------------------------------------
Total shareholders' equity                         63,167,220      65,138,471
-----------------------------------------------------------------------------
Total liabilities and shareholders' equity       $ 64,914,904    $ 67,030,482
=============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen                         s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2004 and 2003 (unaudited)

U.S. Dollars                                    2004                2003
--------------------------------------------------------------------------
OTHER INCOME
Interest                                    $  128,825          $  180,800
Gain on sale of marketable securities                               11,800
--------------------------------------------------------------------------
                                               128,825             192,600

EXPENSES
General and administrative                     675,170             237,626
Technical services                           1,512,580             320,955
Corporate communications                       222,090             101,061
Legal and accounting                            24,677              27,180
Foreign currency loss                           40,239              46,208
Minority interest in net income
(loss) of consolidated subsidiaries             (5,067)              9,258
--------------------------------------------------------------------------
                                             2,469,689             742,288
--------------------------------------------------------------------------
Net loss                                   $ 2,340,864)        $  (549,688)
==========================================================================
Net loss per share                            $  (0.08)           $  (0.02)
==========================================================================
Weighted average common
 shares outstanding                         28,226,672          23,492,776
==========================================================================


CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months Ended March 31, 2004 and 2003 (unaudited)

U.S. Dollars
Deficit, December 31, 2003               $ (47,054,004)
Adjustment for stock option
 compensation from 2002 and 2003              (419,101)
Net loss                                    (2,340,864)
------------------------------------------------------
Deficit, March 31, 2004                  $ (49,813,969)
======================================================

Deficit, December 31, 2002               $ (43,346,668)
Net loss                                      (549,688)
------------------------------------------------------
Deficit, March 31, 2003                  $ (43,896,356)
======================================================

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2004 and 2003 (unaudited)

U.S. Dollars                                          2004              2003
------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                                          $ (2,340,864)     $ (549,688)
Adjustments to reconcile net
  loss to net cash
used by operating activities:
Stock option compensation                              302,934
Depreciation                                            11,991          11,305
Amortization of premium on
marketable securities                                   37,158          26,288
Foreign currency loss                                   40,239          46,208
Minority interest in net income (loss) of
consolidated subsidiaries                               (5,067)          9,258
Net gain on sale of marketable securities                              (11,800)
Shares issued for
  compensation and KSOP                                 13,279
Changes in non-cash working capital:
Net decrease in deposits,
advances and accrued interest                           17,221          12,975
Net decrease in accounts payable
and accrued expenses                                  (139,260)        (41,187)
------------------------------------------------------------------------------
Net cash used by operating activities               (2,062,369)       (496,641)
==============================================================================

Cash Flows from Investing Activities:
Proceeds from the sale and
 maturity of marketable securities                   1,000,000       2,451,300
Purchase of marketable securities                   (1,782,504)     (2,140,092)
Purchase of property, plant and equipment              (45,856)         (2,997)
Other                                                  (40,044)         31,795
------------------------------------------------------------------------------
Net cash provided (used) by investing activities      (868,404)        340,006
==============================================================================

Cash Flows from Financing Activities:
Proceeds from the issuance of common shares             53,400
------------------------------------------------------------------------------
Net cash provided by financing activities               53,400
==============================================================================

Change in Cash and Cash Equivalents:
Net decrease in cash
  and cash equivalents                              (2,877,373)       (156,635)
Cash and cash equivalents -
  beginning of period                               11,331,503       1,584,632
------------------------------------------------------------------------------
Cash and cash equivalents -
  end of period                                   $  8,454,130    $  1,427,997
==============================================================================
The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements
For the Three Months Ended March 31, 2004 and 2003 (unaudited)
Expressed in U.S. Dollars

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of March 31, 2004, and the results of operations and the cash flows for the three months ended March 31, 2004 and 2003. The results of operations for the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2003 annual report.

2.  Geographic Segments

Net Loss for the Three Months Ended March 31, 2004 and 2003


                                           2004            2003
------------------------------------------------------------------
United States                       $    836,761     $    267,457
Venezuela                              1,504,103          282,231
------------------------------------------------------------------
Consolidated                        $  2,340,864     $    549,688
==================================================================

3.	Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 292,641 options remaining for future grants at March 31, 2004. Share option transactions for the three months ended March 31, 2004 and 2003 are as follows:

                                          2004                     2003
                                          Weighted                 Weighted
                                          Average                  Average
                                          Exercise                 Exercise
                              Shares      Price         Shares     Price
Options outstanding at
 beginning of period        3,204,124      $ 0.95      3,368,549    $ 0.80
Options exercised             (62,500)     $ 0.83
Options canceled
Options granted               135,000      $ 3.94
---------------------------------------------------------------------------
Options outstanding at
 end of period              3,276,624      $ 1.08      3,368,549    $ 0.80
---------------------------------------------------------------------------
Options exercisable at
 end of period              3,048,005      $ 0.96      3,335,217    $ 0.80
===========================================================================

                                   Price                       Price
                                   Range                       Range
Exercise price at
 end of period                $ 0.55 - $ 4.14             $ 0.50 - $ 1.50
Exercise price for
 exercisable shares           $ 0.55 - $ 4.14             $ 0.50 - $ 1.50


Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $302,934 for stock options granted during the three months ended March 2004. The fair value of the options granted was calculated using the Black-Scholes model assuming a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.


By:    s/ Robert A. McGuinness
             Vice President - Finance & CFO
             May 14, 2004